Filed Pursuant to Rule 424(b)(c)
Registration No. 333-55420

Prospectus Supplement
Dated August 18, 2005 (to Prospectus dated February 26, 2001)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated February 26, 2001, and in particular the section entitled “Risk Factors” beginning on page 3 of the Prospectus.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 15, 2005.

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Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
SIX MONTHS ENDED
JUNE 30, 2005

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  The business was operated through a network of 215 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Overview:

During the first half of 2005, our total assets declined $5.1 million (2%) to $307.3 million at June 30, 2005 compared to $312.4 million at December 31, 2004.

The Company generated $50.2 million in gross revenues during the six-month period ended June 30, 2005 as compared to $48.1 million for the same six-month period in 2004.  Net income during the same comparable periods was $3.9 million and $3.7 million, respectively.  Gross revenues during the three-month periods ended June 30, 2005 and 2004 were $24.8 million and $24.2 million, respectively.  Although revenues were higher, net income during the quarter just ended was approximately half the amount earned during the same quarter a year ago due primarily to higher loan losses and higher personnel expense.

We continue to expand our branch office network system.  During May of this year, we completed the acquisition of a finance company with one branch office.  Two new branch offices were opened in July and we currently expect to open six or seven additional locations prior to year-end.

The following portions of Management’s Discussion and Analysis of Financial Condition and Results of Operations focus in more detail on the Company’s balance sheet and results of operations for the three and six months ended June 30, 2005 and 2004.  Information about the Company’s liquidity, funding sources, critical accounting policies and other matters is also discussed.

Financial Condition:

The aforementioned decline in assets was principally due to a $7.5 million (3%) decrease in the Company’s net loan portfolio.  Historically, our loan originations are slowest during the first quarter of each year and loan payments typically exceed funds disbursed on new loans.  As disclosed in our “Quarterly Report to Investors as of and for the Three Months Ended March 31, 2005”, the decrease in our net loan portfolio was more significant than in prior years, approximately double the decrease experienced during the first quarter of 2004.  Management attributes the additional decline to the impact of our computer conversion, as described below.

On January 1, 2005, the Company completed the conversion of its loan and accounting systems to a new computer system.  This culminated a two-year project for the Company which was a major undertaking.  All facets of the Company’s operational processes were affected.  As with any new system, challenges were encountered during the post-conversion period.  During the months of January and February, our primary focus was system related.  We worked on fine-tuning our procedures and our employees worked diligently on becoming proficient and comfortable working on the new system. Consequently, our business development efforts were not as concerted, which contributed to the aforementioned decrease in our loan portfolio.

An increase in loans originated during the second quarter of 2005 offset a portion of the decline in the loan portfolio which occurred in the first quarter. Based on our previous experience, we believe loan originations will continue to increase for the remainder of the year and project an overall increase in our net loan portfolio, compared to December 31, 2004, by year-end.

Cash and cash equivalents decreased $2.9 million (17%) at June 30, 2005 as compared to the amount on hand at December 31, 2004, mainly due to funding the increase in loan originations during the quarter just ended.

During the quarter just ended, our investment securities increased approximately $5.5 million (9%) as compared to the prior year-end.  This was due to an increase in surplus funds generated by the 1st Franklin’s insurance subsidiaries. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (64% as of June 30, 2005 and 59% as of December 31, 2004) with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Results of Operations:

As previously discussed, overall net income for the first half of 2005 rose approximately $.2 million (7%) compared to the same period a year ago.  Although the Company experienced an increase for the six-month comparable periods, net income declined $.8 million (50%) during the three-month period just ended as compared to the same three-month period in 2004.  Marginal increases in net interest income, higher loan losses and an increase in personnel cost were the main factors responsible for the decrease.

Net Interest Margin

Net interest margin is the spread between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt.  It is the core source of income for the Company.  Changes in our interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $.8 million (5%) during the quarter ended June 30, 2005 as compared to the quarter ended June 30, 2004.  During the six-month period just ended, net interest income increased $2.0 million (7%) as compared to the same six-month period a year ago.

Our growth in the net interest margin was primarily due to increases in finance charge income earned on our loan portfolio.  Average net receivables were $242.0 million during the six-month period ended June 30, 2005 as compared to $234.5 million during the six-month period ended June 30, 2004.  The higher level of average net receivables generated an additional $.9 million (5%) and $2.2 million (7%) in interest income during the three- and six-month periods just ended as compared to the same comparable periods a year ago.

The average outstanding amount of our senior and subordinated indebtedness was $204.4 million during the six-month period just ended, as compared to $192.5 during the same period a year ago; however, the lower interest rate environment has minimized the impact on our interest expense.  During the three- and six-month periods ended March 31, 2005, interest expense increased $.1 million (7%) and $.3 million (7%) as compared to the same periods a year ago, respectively.  The weighted average borrowing cost on the Company’s debt securities was 3.52% during the first half of 2005 as compared to 3.46% during the same period in 2004.

Although market interest rates have been at historical lows over the past few years, rates are trending up.   As interest rates rise, the Company may need to offer higher interest rates on its senior and subordinated debt in order to remain competitive.  Any such increase may negatively impact our net interest margin.  However, we do not currently anticipate that rates will increase significantly and do not project a material impact on our margin for the remainder of this year.

Insurance Income

The Company, as agent for a non-affiliated insurance company, offers optional credit insurance coverage to customers when making a loan.  Net insurance income decreased $.3 million and $.2 million during the three- and six-month periods ended June 30, 2005 as compared to the same periods in 2004.  The decrease in income was partially due to a reduction in premium income on property insurance written on motor vehicles in Mississippi as a result of term limits imposed by the state of Mississippi beginning January 1, 2005.  Lower overall premium activity during the current year also contributed to the decline in income.

Provision for Loan Losses

The provision for loan losses reflects the level of net charge offs and adjustments to the allowance for loan losses, which we believe is sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Net charge offs rose $1.0 million (30%) during the three-month period ended June 30, 2005 as compared to the same period a year ago.  This increase resulted in our provision for loan losses increasing $1.1 million (29%) and $.9 million (12%) for the three- and six-month comparable periods, respectively.

Our projections indicate loan losses may continue to increase during the remainder of the year.  We continually monitor the credit-worthiness of our loan portfolio.  Additions will be made to the allowance for loan losses when we deem it appropriate to recognize probable losses in the current portfolio.

Other Operating Expenses

Other operating expenses include personnel expense, occupancy expense and miscellaneous other operating expenses.  The categories experiencing material variances during the current year as compared to the prior year were personnel expense and other miscellaneous expenses.

Personnel expense increased $.9 million (10%) and $1.1 million (6%) during the quarter and six-month period ended June 30, 2005, respectively, as compared to the same comparable periods a year ago.  The variance in the quarterly comparison was mainly due to higher medical claims incurred by the Company’s employee health insurance plan and an increase in the accrual for the current year’s incentive bonus.  These same factors, plus an increase in salary expense, caused the variance in the six month comparison.

The Company experienced a decrease in other miscellaneous operating expenses of approximately $.7 million (14%) and $.6 million (7%) during the three- and six-month periods just ended, respectively, as compared to the same periods a year ago.  Non-recurring costs incurred in 2004 but not in 2005 related to the conversion to the Company’s new computer system was primarily the factor responsible for the decline in other miscellaneous operating expenses.  The decline in conversion costs amounted to $.7 million for the quarter just ended and $1.2 million during the six months just ended as compared to the same periods a year ago.  Decreases in advertising expenditures, legal fees, and administrative supplies also contributed to the overall reduction in miscellaneous other operating expenses.

Income Taxes:

Effective income tax rates were 22% and 23% during the six-month periods ended June 30, 2005 and 2004, respectively, and 36% and 24% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries. The higher rate during the quarter just ended was due to higher losses incurred by the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  The tax rates for the other periods are below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s life insurance subsidiary and investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to minimize increases in interest costs during the current year.  Although rates are expected to rise, we do not currently expect rates to increase to a level which would cause a significant impact on our operating performance for the remainder of the current year.  There has been no change during the current year that is expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2004 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of June 30, 2005 and December 31, 2004, the Company had $14.5 million and $17.4 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  As of June 30, 2005, the Company had $2.0 million in demand deposits with Liberty Bank & Trust.  Until July 20, 2005, beneficial owners of the Company were also beneficial owners of Liberty Bank & Trust. Effective July 20, 2005, Liberty Bank & Trust merged with Habersham Bank and the Company’s beneficial owners no longer maintain an ownership interest in Liberty Bank & Trust or Habersham Bank.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of June 30, 2005 and December 31, 2004, respectively, 96% and 95% of the Company’s cash and cash equivalents and investment securities were maintained in our insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholder’s surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2004, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $30.9 million and $30.1 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2005 without prior approval of the Georgia Insurance Commissioner is approximately $7.4 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of short and long term debt securities, including commercial paper.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities sales and issuances, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $30.0 million and is scheduled to expire on September 25, 2005 on its own terms.  The Company expects to renew this credit agreement prior to its expiration, but there can be no assurance that the lender will renew this credit facility upon the same or similar terms, or at all, or that any replacement credit facility will be available to the Company in such event.  Available borrowings under the agreement were $30.0 million and $19.6 million at June 30, 2005 and December 31, 2004, respectively.

The Company was subject to the following contractual obligations and commitments at June 30, 2005:

	7/1/05 thru 12/31/05	2006	2007	2008	2009	2010 & Beyond	Total

Credit Line *	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bank Commitment Fee *	.1	-	-	-	-	-	.1
Senior Notes *	64.7	-	-	-	-	-	64.7
Commercial Paper *	97.8	3.9	-	-	-	-	101.7
Subordinated Debt *	3.7	7.1	10.6	16.1	9.5	-	47.0
Operating Leases	3.6	3.5	2.9	2.3	.8	.1	13.2
Capitalized Leases (Equipment)	.1	.3	.3	.2	-	-	.9
Software Service Contract **	1.1	2.2	2.1	2.1	2.1	12.0	21.6
Data Communication Lines Contract **	1.1	1.7	1.7	1.7	-	-	6.2
Total	$ 172.2	$ 18.7	$ 17.6	$ 22.4	$ 12.4	$ 12.1	$ 255.4

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Other:

The Company is in the early stages of a project to ensure it is in compliance with certain requirements of the Sarbanes-Oxley Act of 2002, which is scheduled to be completed prior to the Company’s fiscal year ending December 31, 2006.  The Sarbanes-Oxley Act sets out requirements with respect to, among other things, corporate governance and financial accounting disclosures.  Management projects this will be a major undertaking for the Company.  A project team has been created and assigned the task of preparing the Company for compliance with these provisions of the Sarbanes-Oxley Act.  Additional resources are expected to be added as needed, which may involve substantial additional costs and which could materially affect the Company’s results of operations.  Management is projecting the 2005 effort to comply with these provisions of the Sarbanes-Oxley Act to be approximately $.5 million.

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78's method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on acceptable actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the interest rate environment, unexpected reductions in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in our legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2005	2004
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 14,534,196	$ 17,413,289

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	218,827,269 25,231,303 30,818,032 274,876,604 31,472,752 15,992,728 16,035,085 211,376,039	229,043,613 26,989,611 30,510,881 286,544,105 34,343,193 18,022,788 15,285,085 218,893,039

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	44,465,729 24,654,348 69,120,077	37,309,738 26,334,592 63,644,330

OTHER ASSETS	12,266,716	12,415,416

TOTAL ASSETS	$307,297,028	$ 312,366,074

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 164,524,249	$ 168,667,752
OTHER LIABILITIES	13,188,156	15,286,107
SUBORDINATED DEBT	38,718,814	41,310,529
Total Liabilities	216,431,219	225,264,388

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

June 30, 2005 and December 31, 2004

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	693,609	826,392
Retained Earnings	90,002,200	86,105,294
Total Stockholders' Equity	90,865,809	87,101,686

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$307,297,028	$ 312,366,074

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004

INTEREST INCOME	$17,682,352	$ 16,788,793	$35,830,839	$ 33,606,350
INTEREST EXPENSE	1,886,195	1,755,357	3,739,990	3,485,962
NET INTEREST INCOME	15,796,157	15,033,436	32,090,849	30,120,388

Provision for Loan Losses	4,859,325	3,757,667	7,885,107	7,020,896

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,936,832	11,275,769	24,205,742	23,099,492

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	6,904,710 1,532,466 5,372,244	7,209,919 1,565,335 5,644,584	13,932,936 2,901,857 11,031,079	14,142,159 2,946,432 11,195,727

OTHER REVENUE	198,587	187,884	423,071	378,286

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	9,299,130 2,133,132 3,757,670 15,189,932	8,428,384 2,086,683 4,378,280 14,893,347	18,755,312 4,189,781 7,730,390 30,675,483	17,625,224 3,974,502 8,350,854 29,950,580

INCOME BEFORE INCOME TAXES	1,317,731	2,214,890	4,984,409	4,722,925

Provision for Income Taxes	477,960	537,633	1,087,503	1,068,691

NET INCOME	839,771	1,677,257	3,896,906	3,654,234

RETAINED EARNINGS, Beginning of Period	89,162,429	84,610,888	86,105,294	82,622,954
Distributions on Common Stock	--	780,935	--	769,978
RETAINED EARNINGS, End of Period	$90,002,200	$85,507,210	$ 90,002,200	$ 85,507,210

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares outstanding all periods Non-Voting Common Stock; 168,300 shares outstanding all periods	$4.94 $4.94	$9.87 $9.87	$22.92 $22.92	$21,50 $21.50

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	(Unaudited)
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 3,896,906	$ 3,654,234

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

Decrease (Increase) in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	7,885,107 919,427 (119,850) 54,229 (169,588) (1,890,417) 10,575,814	7,020,896 847,966 26,676 28,317 778,734 (2,523,926) 9,832,897

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Purchases of marketable debt securities

Principal payments on securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Used

	(86,064,740) 85,696,633 (10,116,305) -- -- 4,390,250 (625,527) (6,719,689)	(93,563,069) 83,318,799 (11,024,061) 38,929 1,640,000 4,637,500 (1,670,203) (16,622,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash Provided	(4,143,503) 2,347,129 (4,938,844) -- (6,735,218)	1,932,052 3,534,204 (2,610,817) (769,978) 2,085,461

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,879,093)	(4,703,747)

CASH AND CASH EQUIVALENTS, beginning	17,413,289	16,911,082

CASH AND CASH EQUIVALENTS, ending	$ 14,534,196	$ 12,207,335

Cash paid during the period for: Interest Income Taxes	$ 3,728,356 1,411,625	$ 3,505,603 1,219,300

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2004 and for the year then ended included in the Company's December 31, 2004 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2005 and December 31, 2004, the results of its operations for the three and six months ended June 30, 2005 and 2004, and its cash flows for the six months ended June 30, 2005 and 2004.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Allowance for Loan Losses
An analysis of the allowance for the six-month periods ended June 30, 2005 and 2004 is shown in the following table:
	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 15,285,085 7,885,107 (9,377,888) 2,242,781 $ 16,035,085	$ 13,515,085 7,020,896 (8,683,839) 2,262,943 $ 14,115,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of June 30, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 11,091,673 32,201,528 382,505 $ 43,675,706	$ 11,099,214 32,586,239 780,276 $ 44,465,729	$ 8,917,740 27,026,816 383,861 $ 36,328,417	$ 8,959,454 27,581,505 768,779 $ 37,309,738

	As of June 30, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,470,039 18,682,985 501,324 $ 24,654,348	$ 5,459,405 19,052,967 507,543 $ 25,019,915	$ 5,470,846 19,861,496 1,002,250 $ 26,334,592	$ 5,472,505 20,358,214 1,018,854 $ 26,849,573

Gross unrealized losses totaled $238,588 and $187,192 at June 30, 2005 and December 31, 2004, respectively.  The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2005:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,273,151	$ 15,123	$ 3,283,231	$ 44,301	$ 5,556,382	$ 59,424
Obligations of states and political subdivisions	4,903,400	31,185	4,617,886	64,546	9,521,287	95,731
Total	7,176,552	46,308	7,901,117	108,847	15,077,669	155,155

Held to Maturity
U.S. Treasury securities and obligations of U.S. government corporations and agencies	494,223	5,777	2,557,791	37,477	3,052,014	43,254
Obligations of states and political subdivisions	----	--	2,226,421	40,179	2,226,421	40,179
Total	494,223	5,777	4,784,212	77,656	5,278,435	83,433

Overall Total	$ 7,670,774	$ 52,085	$ 12,685,339	$ 186,503	$ 20,356,104	$ 238,588

The unrealized losses on the Company’s investments listed in the above table were the result of interest rate increases.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider these investments to be other-than-temporary impaired at June 30, 2005.

Note 4 – Commitments and contingencies

As of June 30, 2005 there were five legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been removed to Federal District Court, and action is being taken to compel arbitration. In two of the cases, the Company has been dismissed from the actions and motions to compel arbitration have been granted.  Management believes that it is too early to assess the Company's potential liability in connection with the five suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.

From time to time the Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of any such claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 22% and 23% during the six-month periods ended June 30, 2005 and 2004, respectively, and 36% and 24% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies which reduces the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $1.1 million and $3.8 million for the three- and six-month periods ended June 30, 2005, respectively, as compared to $1.1 million and $3.2 million for the same periods in 2004.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.3 million in other comprehensive income and $.1 million in other comprehensive loss for the three- and six-month periods ended June 30, 2005, respectively. During the same prior year periods, the Company recorded $.6 million and $.4 million, respectively, in accumulated other comprehensive losses.

Note 7 – Line of Credit

The Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of up to $30.0 million and is scheduled to expire on September 25, 2005 on its own terms.  Management plans to renew the existing credit agreement for another year.  There can be no assurance that Management will be able to renew the credit agreement on terms acceptable to it, if at all. Available borrowings under the agreement were $30.0 million and $19.6 million at June 30, 2005 and December 31, 2004, respectively.

Note 8 – Related party transactions

As of June 30, 2005, the Company had $2.0 million in demand deposits with Liberty Bank & Trust.  Until July 20, 2005, beneficial owners of the Company were also beneficial owners of Liberty Bank & Trust. Effective July 20, 2005, Liberty Bank & Trust merged with Habersham Bank and the Company’s beneficial owners no longer maintain an ownership interest in Liberty Bank & Trust or Habersham Bank.

The Company also engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2004 for additional information on related party transactions.

Note 9 - Segment Financial Information

The Company has five reportable segments.  Division I through Division V.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II and Division III is comprised of Central and South Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

Effective January 1, 2005, the Company converted its loan and accounting operations to a new computer system.  The new system allows the Company to account for various deferred fees and costs at the segment level and accordingly the Company has changed its definition of segment revenues and profit.  Prior to January 1, 2005, these deferred fees and costs were accounted for at the corporate level.  It is not practical to conform prior year financial data to account for deferred fees and cost at the segment level.

The following table summarizes assets, revenues and profit by business segment.  Reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 6/30/05 3 Months ended 6/30/04 6 Months ended 6/30/05 6 Months ended 6/30/04	$ 3,226 3,084 6,601 6,196	$ 6,259 6,895 13,137 14,166	$ 6,281 6,763 12,982 13,796	$ 3,821 3,877 7,674 7,718	$ 3,158 2,802 6,303 5,537	$ 22,745 23,421 46,697 47,413
Segment Profit: 3 Months ended 6/30/05 3 Months ended 6/30/04 6 Months ended 6/30/05 6 Months ended 6/30/04	$ 577 473 1.555 1,166	$ 1,970 2,224 4,814 5,098	$ 1,792 2,191 4,843 5,192	$ 1,354 1,327 2,997 2,893	$ 543 206 1,267 804	$ 6,236 6,421 15,476 15,153
Segment Assets: 6/30/05 6/30/04	$ 34,551 31,080	$ 64,820 66,649	$ 64,154 66,019	$ 43,418 40,487	$ 32,638 27,002	$ 239,581 231,237

		3 Months Ended 6/30/05 (in 000's)	3 Months Ended 6/30/04 (in 000's)	6 Months Ended 6/30/05 (in 000's)	6 Months Ended 6/30/04 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income taxes not allocated Net income		$ 6,236 508 (5,426) (478) $ 840	$ 6,421 (800) (3,406) (538) $ 1,677	$ 15,476 588 (11,079) (1,088) $ 3,897	$ 15,153 (2,232) (8,198) (1,069) $ 3,654

#

BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J. Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Shelia Garrett	Bonnie Letempt	Henrietta Reathford
Bert Brown	Brian Gray	Mike Lyles	Michelle Rentz
Ronald Byerly	Jack Hobgood	Jimmy Mahaffey	Pat Smith
Debbie Carter	Bruce Hooper	Roy Metzger	Gaines Snow
Rick Childress	Jerry Hughes	Brian McSwain	Les Snyder
Bryan Cook	Janice Hyde	Harriet Moss	Marc Thomas
Jeremy Cranfield	Judy Landon	Mike Olive
Joe Daniel	Jeff Lee	Melvin Osley
Donald Floyd	Tommy Lennon	Hilda Phillips

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Jasper	Pelham	Sylacauga
Alexander City	Clanton	Florence	Moulton	Prattville	Troy
Andalusia	Cullman	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Arab	Decatur	Hamilton	Opp	Scottsboro	Wetumpka
Athens	Dothan	Huntsville (2)	Ozark	Selma
Bessemer	Enterprise

GEORGIA
Adel	Canton	Dahlonega	Greensboro	McDonough	Stockbridge
Albany	Carrollton	Dallas	Griffin (2)	Milledgeville	Swainsboro
Alma	Cartersville	Dalton	Hartwell	Monroe	Sylvania
Americus	Cedartown	Dawson	Hawkinsville	Montezuma	Sylvester
Athens (2)	Chatsworth	Douglas (2)	Hazlehurst	Monticello	Thomaston
Bainbridge	Clarkesville	Douglasville	Helena	Moultrie	Thomson
Barnesville	Claxton	East Ellijay	Hinesville (2)	Nashville	Tifton
Baxley	Clayton	Eastman	Hogansville	Newnan	Toccoa
Blairsville	Cleveland	Eatonton	Jackson	Perry	Valdosta (2)
Blakely	Cochran	Elberton	Jasper	Pooler	Vidalia
Blue Ridge	Colquitt	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Bremen	Commerce	Forsyth	Jesup	Rome	Warner Robins
Brunswick	Conyers	Fort Valley	LaGrange	Royston	Washington
Buford	Cordele	Gainesville	Lavonia	Sandersville	Waycross
Butler	Cornelia	Garden City	Lawrenceville	Savannah	Waynesboro
Cairo	Covington	Georgetown	Madison	Statesboro	Winder
Calhoun	Cumming	Glennville	Manchester

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	New Iberia	Pineville
Crowley	Franklin	Lafayette	Morgan City	Opelousas	Prairieville
Denham Springs	Houma	Leesville	Natchitoches

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Forest	Hernando	Magee	Oxford	Senatobia
Bay St. Louis	Grenada	Houston	McComb	Pearl	Starkville
Booneville	Gulfport	Iuka	Meridian	Picayune	Tupelo
Carthage	Hattiesburg	Jackson	New Albany	Ripley	Winona
Columbia	Hazlehurst	Kosciusko	Newton

SOUTH CAROLINA
Aiken	Clemson	Gaffney	Lexington	North Charleston	Spartanburg
Anderson	Columbia	Greenville	Lugoff	Orangeburg	Summerville
Bolling Springs	Conway	Greenwood	Marion	Rock Hill	Sumter
Cayce	Dillon	Greer	Newberry	Seneca	Union
Charleston	Easley	Lancaster	North Augusta	Simpsonville	York
Chester	Florence	Laurens

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Owner Scarborough Men & Boys Clothes Store

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Physician, Toccoa Clinic

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303